CUSIP No. 744319104	SCHEDULE 13D	Page 1 of 48

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

744319104

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street, 7th Floor

New York, New York 10013

Telephone: (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744319104	SCHEDULE 13D	Page 2 of 48

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,163,800
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,163,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,163,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 744319104	SCHEDULE 13D	Page 3 of 48

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,163,800
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,163,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,163,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) PN

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,163,800
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,163,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,163,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) OO

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,163,800
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,163,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,163,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 744319104	SCHEDULE 13D	Page 6 of 48

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 3,800
8. Shared Voting Power: 0
9. Sole Dispositive Power: 3,800
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .03%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 744319104	SCHEDULE 13D	Page 7 of 48

Item 1. Security and Issuer

This is the sixth amendment to the original Schedule 13D, which was filed on June 20, 2005 (the “Original Schedule 13D”) and amended on August 2, 2005 (the “First Amendment”), on August 5, 2005 (the “Second Amendment”), on November 16, 2005 (the “Third Amendment”), on February 7, 2006 (the “Fourth Amendment”), and on September 22, 2006 (the “Fifth Amendment”). This Sixth Amendment is filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership (“Stilwell Value Partners I”), Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”), Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners I, Joseph Stilwell, the general partner of Stilwell Partners and the managing and sole member of Stilwell Value LLC, and John Stilwell. All of the filers of this Schedule 13D are collectively referred to as the “Group.”

This statement relates to the common stock (“Common Stock”) of Prudential Bancorp, Inc. of Pennsylvania (“Issuer” or “PBIP”). The address of the principal executive offices of the Issuer is 1834 Oregon Avenue, Philadelphia, Pennsylvania 19145. The joint filing agreement of the members of the Group is Exhibit 1 to the Original Schedule 13D.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners I and Stilwell Partners, in Joseph Stilwell’s capacities as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I.

The business address of Stilwell Value Partners I, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners I and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I and related partnerships.

This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell’s business address is 26 Broadway, 23rd Floor, New York, New York 10004. John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of,

CUSIP No. 744319104	SCHEDULE 13D	Page 8 of 48

or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell and John Stilwell are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Stilwell Partners and John Stilwell have not purchased any shares of Common Stock since the Original Schedule 13D. Since the Fifth Amendment, Stilwell Value Partners I has expended $743,140 to acquire 55,900 shares of Common Stock. Such funds were provided from the working capital of Stilwell Value Partners I and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

The Group’s purpose in acquiring shares of Common Stock is to profit from their appreciation through the assertion of shareholder rights. The Group does not believe the value of Issuer’s assets is adequately reflected in the Common Stock’s current market price.

Members of the Group are filing this Sixth Amendment to report, as further described below, that Stilwell Value Partners I has sued Issuer and its directors in the United States District Court, Eastern District of Pennsylvania, for breach of fiduciary duties, unjust enrichment, promissory estoppel, and unfair dilution and disenfranchisement.

Members of the Group believe that it is in the best interests of Issuer’s shareholders that its board of directors include public shareholders who beneficially own a substantial number of shares of Common Stock. Members of the Group believe that Joseph Stilwell would bring broad experience and a fresh perspective to Issuer’s board because none of its current directors have any previous public company experience or any experience in allocating capital for a public company.

On July 12, 2005, Joseph Stilwell met with Issuer’s representatives to ask that he be placed on Issuer’s board, but Issuer denied the request. A week later, one of Issuer’s directors died. On September 21, 2005, Issuer named two new directors to the board, neither of whom owns substantial shares of Common Stock.

Fifty-five percent of the outstanding shares of Common Stock are held by the Prudential Mutual Holding Company (the “MHC”), which is controlled by Issuer’s board. Therefore, with regard to most corporate decisions, such as the election of directors, the MHC will be able to

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“outvote” Issuer’s public shareholders. However, regulations promulgated by the Federal Deposit Insurance Corporation (the “FDIC”), Issuer’s primary federal regulator, previously barred the MHC from voting on the Issuer’s stock benefit plans and the Issuer’s prospectus in connection with its initial public offering in February 2005 indicated that the MHC would not vote on the plans.

During the summer of 2005, members of the Group expected that Issuer would be seeking shareholder approval of the stock benefit plans described in its prospectus. But after the Group announced in August 2005 that it would solicit proxies to oppose adoption of the stock benefit plans as a referendum to place Joseph Stilwell on the board, Issuer decided not to seek public shareholder approval of any stock benefit plans at the 2006 annual meeting and only submitted proposals to re-elect incumbent directors and ratify its auditors to a shareholder vote at the meeting.

Therefore, in December 2005, members of the Group solicited proxies from other public shareholders to withhold their votes on the election of directors as a referendum.

At the February 3, 2006 annual meeting, 71% of Issuer’s voting public shares were withheld from voting on the election of directors, according to the final results provided by the independent inspector of elections.

On April 6, 2006, Issuer announced that it had received advice from the FDIC that the MHC may vote its shares of Common Stock in favor of the stock benefit plans and that Issuer planned to hold a special meeting of shareholders to vote on approval of the plans. Issuer was thereafter required by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to seek its approval of Issuer’s plans. On April 19, 2006, Issuer announced that it had decided to postpone the special meeting. The Federal Reserve Board has since determined to follow the FDIC’s position.

On October 4, 2006, Stilwell Value Partners I sued Issuer, the MHC, and the directors of Issuer and the MHC, seeking an order preventing the MHC, which is controlled by the individuals who will receive significant awards under the stock benefit plans, from voting the MHC’s shares in PBIP in favor of the plans. (A copy of the complaint is attached to this Sixth Amendment as Exhibit 4).

The Group also intends to hold its shares of Common Stock indefinitely, and if Issuer seeks shareholder approval of its stock benefit plans in the future, the Group intends to solicit proxies to oppose approval.

Members of the Group reserve their right to exercise other shareholder rights which include, without limitation, to: (a) communicate and discuss their views with other shareholders, including discussions concerning: (i) the election of directors to the board, (ii) executive compensation and (iii) ways to maximize shareholder value; or (b) solicit proxies or written consents from other shareholders of Issuer with respect to (x) seeking board representation or (y) rejection of the stock benefit plans or other equity-based compensation plans proposed by Issuer.

On May 1, 2000, certain members or affiliates of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial

CUSIP No. 744319104	SCHEDULE 13D	Page 10 of 48

Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing the short and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN, and the Stilwell SPN Group disposed of its shares of SPN on the open market.

On July 7, 2000, certain members or affiliates of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation (“Cameron”). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite the Stilwell CMRN Group’s representatives to join the board of directors, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value, and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

On January 4, 2001, certain members or affiliates of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the board of directors. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek board representation or solicit proxies for use at the annual meeting.

CUSIP No. 744319104	SCHEDULE 13D	Page 11 of 48

On February 23, 2001, certain members or affiliates of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s board of directors amended its bylaws to require that nominees to its board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to “help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

On June 14, 2001, certain members or affiliates of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. After entering into the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and up until August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc. and, having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

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On December 15, 2000, certain members or affiliates of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the board of directors. OTFC rejected this proposal and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect an alternate nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the OTFC board. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001, through December 31, 2001), OTFC repurchased approximately 15% of its shares.

On October 12, 2001, at OTFC’s Annual Meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s nominee by a 2 to 1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group’s director to the board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

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On November 25, 2002, certain members or affiliates of the Group (the “Stilwell ACAP Group”) filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. (“ACAP”). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group’s petition for permission to solicit proxies to elect two directors to ACAP’s board of directors. On January 29, 2002, the Stilwell ACAP Group noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP providing for, among other things, ACAP to add the Stilwell ACAP Group’s nominee, Spencer L. Schneider, Esq., to its board. Additionally, ACAP agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value. Subsequently, ACAP announced that it had retained Sandler O’Neill & Partners, L.P. to assist the board. Also, on November 6, 2003, ACAP announced that it would exit from the healthcare and workers compensation insurance businesses. On December 2, 2003, ACAP announced that its President and Chief Executive Officer would take early retirement. On December 23, 2003, ACAP named R. Kevin Clinton as its new President and Chief Executive Officer. On June 24, 2004, ACAP announced that, after a diligent and thorough review and examination, the board determined that the best means to maximize shareholder value would be to continue to execute ACAP’s business strategy of shedding non-core businesses and to focus on its core business line in its core markets. In August 2004, the Stilwell ACAP Group disclosed that it had increased its stake in ACAP and that it intended to seek additional representation on the board and to exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP’s invitation, Joseph Stilwell joined ACAP’s board and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the board through the annual meeting in 2008.

On June 30, 2003, certain members or affiliates of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. (“FPIC”). The Stilwell FPIC Group also reported that it reserved its right to dispose of its holdings of FPIC stock when FPIC’s market price more adequately reflected the value of its assets. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group’s request to FPIC, the Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the board, FPIC and members of the Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group reported that, inasmuch as FPIC’s shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

On March 29, 2004, certain members or affiliates of the Group (the “Stilwell COMB Group”) filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. (“COMB”) and disclosed its belief that the value of COMB’s assets were not adequately reflected in its stock price. Members of the Stilwell COMB Group also stated that they intended to meet with COMB’s management, evaluate management’s progress and would likely support

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management if it effectively addressed COMB’s challenges. On November 21, 2005, the Stilwell COMB Group amended its Schedule 13D and stated that, although it believed that COMB’s management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, COMB’s return on equity was substantially below average, its return on equity would likely remain below average for the foreseeable future, and that it should therefore be sold. On November 21, 2005, the Stilwell COMB Group disclosed that, if COMB did not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006 annual shareholders meeting, the Group would nominate an alternate slate of directors for election at that meeting and solicit proxies to elect them. On January 6, 2006, the Stilwell COMB Group informed COMB of the names of the three persons it intended to nominate at COMB’s annual shareholders meeting. On May 1, 2006, COMB announced that it had entered into a definitive agreement to be acquired by The Banc Corporation and the Stilwell COMB Group commenced the process of selling its COMB shares on the open market.

On January 19, 2006, certain members or affiliates of the Group (the “Stilwell SKP Group”) filed a Schedule 13D in connection with the common stock of SCPIE Holdings Inc. (“SKP”). The Stilwell SKP Group announced its intention to run an alternate slate of directors at the 2006 annual meeting and requested SKP’s shareholder list. SKP failed to timely produce the list and the Stilwell SKP Group sued SKP in Delaware Chancery Court on January 25, 2006. On February 3, 2006, SKP agreed to provide its shareholder list. The Stilwell SKP Group filed definitive proxy materials under cover of Schedule 14A on May 4, 2006, reflecting the Stilwell SKP Group’s solicitation of proxies to elect three nominees to the board of directors at SKP’s annual meeting of shareholders. The meeting was held on June 22, 2006, and SKP’s nominees were elected.

On July 27, 2006, certain members or affiliates of the Group (the “Stilwell ROMA Group”) filed a Schedule 13D in connection with the common stock of Roma Financial Corporation (“ROMA”) disclosing that they had made an investment in ROMA in order to profit from the appreciation in the stock’s market price and from the payment of dividends by asserting shareholder rights. Members of the Stilwell ROMA Group disclosed their intention to request a meeting with management and then formulate further plans.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as noted in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 12,129,320, reported as the number of outstanding shares as of August 7, 2006, in Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2006. All purchases of shares of Common Stock reported herein were made in open market transactions on The Nasdaq Stock Market.

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(A) Stilwell Value Partners I

(a) Aggregate number of shares beneficially owned: 1,163,800
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,163,800
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,163,800

(c) Since the filing of the Fifth Amendment, Stilwell Value Partners I has purchased 55,900 shares of Common Stock for a total of $743,140. The chart below reflects certain information concerning such purchases:

Date	Number of Shares	Price Per Share ($)	Total Cost ($)
9/22/2006	53,700	13.30	714,210
10/2/2006	2,200	13.15	28,930

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B) Stilwell Partners

(a) Aggregate number of shares beneficially owned: 1,163,800
Percentage: 9.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,163,800
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,163,800

(c) Stilwell Partners has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

(d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(C) Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,163,800
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,163,800
3. Sole power to dispose or to direct the disposition: 0

CUSIP No. 744319104	SCHEDULE 13D	Page 16 of 48

4. Shared power to dispose or to direct disposition: 1,163,800
(c) Stilwell Value LLC has made no purchases of shares of Common Stock.

(d) Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(D)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 1,163,800
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,163,800
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,163,800
(c) Joseph Stilwell has made no purchases of shares of Common Stock.

(E)	John Stilwell
(a)	Aggregate number of shares beneficially owned: 3,800
Percentage: .03%

(b)	1. Sole power to vote or to direct vote: 3,800
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 3,800
4. Shared power to dispose or to direct disposition: 0

(c) John Stilwell has not purchased or sold any shares of Common Stock since the filing of the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners I, and managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

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Item 7. Material to be filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, filed with Original Schedule 13D

2	Power of Attorney of John Stilwell, filed with Original Schedule 13D

3	Shareholder List Request, dated July 28, 2005, filed with First Amendment

4	Complaint, dated October 4, 2006

CUSIP No. 744319104	SCHEDULE 13D	Page 18 of 48

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	October 5, 2006

STILWELL VALUE PARTNERS I, L.P.
By: STILWELL VALUE LLC General Partner /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
STILWELL PARTNERS, L.P. /s/ Joseph Stilwell
By: Joseph Stilwell General Partner
STILWELL VALUE LLC /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
JOSEPH STILWELL /s/ Joseph Stilwell
Joseph Stilwell
JOHN STILWELL /s/ John Stilwell
John Stilwell

CUSIP No. 744319104	SCHEDULE 13D	Page 19 of 48

UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF PENNSYLVANIA

____________________________________

:
STILWELL VALUE PARTNERS I, L.P.	:
26 Broadway, 23rd Floor	:	Civil Action No.
New York, NY 10004	06-CV-04432 (WY)
:
Plaintiff,	:
:
v.	:
:
PRUDENTIAL MUTUAL	:
HOLDING COMPANY	:
1834 Oregon Avenue	:
Philadelphia, PA 19145	:
:
PRUDENTIAL BANCORP, INC.	:
OF PENNSYLVANIA	:
1834 Oregon Avenue	:
Philadelphia, PA 19145	:
:	JURY TRIAL DEMANDED
THOMAS A. VENTO	:
1121 Belfield Avenue	:
Drexel Hill, PA 19026-4024	:
:
JEROME R. BALKA	:
708 John Barry Drive	:
Bryn Mawr, PA 19010	:
:
A.J. FANELLI	:
1433 South Broad Street	:
Philadelphia, PA 19147	:
:
JOHN P. JUDGE	:
1045 Frederick Road	:
Jenkintown, PA 19046	:
:
FRANCIS V. MULCAHY	:
218 Fox Road	:
Media, PA 19063	:
:
JOSEPH W. PACKER, JR.	:

CUSIP No. 744319104	SCHEDULE 13D	Page 20 of 48

1407 Springton Lane	:
West Chester, PA 19380	:
Defendants.	:

_____________________________________

COMPLAINT

Plaintiff Stilwell Value Partners I, L.P. (“SVP”) brings this action for declaratory and permanent injunctive relief, or in the alternative damages, under Pennsylvania law against defendants, demanding a jury trial, and complaining and alleging as follows:

1.            SVP has commenced this action to prevent the directors of Prudential Bancorp, Inc. of Pennsylvania (“Prudential”) and Prudential Mutual Holding Company (“MHC”) – and the entities themselves – from taking action which will (a) vitiate a specific safeguard against insider self-dealing that minority investors were promised in Prudential’s prospectus for its initial public offering; (b) violate the fiduciary duties of loyalty and good faith that MHC and the directors owe to minority shareholders; (c) unjustly enrich the directors and MHC at the expense of the minority shareholders’ voting rights and economic interests; and (d) violate Pennsylvania statutes prohibiting unfair corporate voting.

2.            As alleged more fully below, SVP is a minority investor in Prudential, which is 55% owned and wholly-controlled by MHC. MHC’s directors also serve as Prudential directors and control both entities. When Prudential offered a 45% minority stock interest to the public in its March 2005 offering, the offering prospectus repeatedly promised public investors, such as SVP, that Prudential’s management and director stock plans, which offered significant financial benefits, would be subject to shareholder approval, with only the minority shareholders allowed to participate – i.e., MHC, the director-controlled, majority-shareholder, would be excluded from voting on the stock plans.

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3.            MHC’s exclusion from the shareholder vote represents an important safeguard against insider abuse. If MHC is allowed to vote, then the director defendants, through their control of MHC, will be able to approve their own lucrative stock plans. Minority shareholder control over the vote reduces the risk of insider self-dealing. Moreover, as SVP believed when it purchased its Prudential shares, the limitation on MHC’s voting gives minority shareholders the right to judge whether the directors are pursuing an appropriate strategy to maximize shareholder value and thus deserve to be rewarded with the substantial benefits offered by the stock plans.

4.            Despite the prospectus’s promises and their fiduciary duties to Prudential’s minority shareholders, including SVP, defendants have engaged in a scheme which they believe will enable MHC to vote on the stock plans. Specifically, after learning in June 2005 that SVP (and possibly other minority shareholders) might oppose the stock plans, the director defendants sought (and obtained) approval from Prudential’s federal banking regulator permitting MHC to vote on the stock plans after the first anniversary of the public offering. Thereafter, the director defendants concealed their actions while intentionally delaying a shareholder vote on the stock plans until after the first anniversary.

5.            Defendants’ scheme has now come to fruition: they have adopted the stock plans and a special Prudential shareholders meeting, at which MHC intends to vote, is about to be called to approve them. That scheme should not be permitted to succeed because (a) the prospectus’s promise to exclude MHC from the vote on the stock plans provided minority investors with a safeguard against insider abuse that was independent of, and not conditioned upon, any existing (or modified) regulatory rules,

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and (b) even if those regulations somehow limited the prospectus’s binding promises, defendants have manipulated the timing of the shareholder vote for the sole purpose of vitiating the minority shareholders’ voting control over the approval of the stock plans.

6.            Because MHC’s vote on the stock plans will violate defendants’ binding promises and fiduciary duties to SVP, will unjustly enrich the directors, and will effectively disenfranchise SVP, SVP has brought this action to seek a declaration of its rights and injunctive relief to prevent defendants from proceeding with an illegal vote on the stock plans.

PARTIES

7.            Plaintiff SVP is a Delaware limited partnership with its principal place of business located in the State of New York. SVP’s general partner is Stilwell Value LLC (“Stilwell Value”), a Delaware limited liability company with its principal place of business located in the State of New York. The managing and sole member of Stilwell Value is Joseph Stilwell, who is a citizen of the United States and domiciled in the State of New York. Mr. Stilwell, in his capacity as managing and sole member of Stilwell Value, has sole authority to direct the investment decisions of SVP, including its stock purchases of Prudential, as alleged below.

8.            The limited partners of SVP include individuals, corporations, limited liability companies, partnerships, and trusts. With respect to the two corporations that are SVP limited partners, one is organized under the laws of the British Virgin Islands and maintains its principal place of business in New York; the other is organized under the laws of Bermuda, where it maintains its principal place of business. As for the non-corporate, juridical entities that are SVP limited partners, they are all comprised of individuals, including the trustees of the various trusts. These individuals, along with the

CUSIP No. 744319104	SCHEDULE 13D	Page 23 of 48

other individuals who are SVP limited partners, are all citizens of the United States and are all domiciled in states other than the Commonwealth of Pennsylvania. Specifically, these individuals are domiciled in Arizona (two persons), Colorado (two persons), Connecticut (one person), Florida (three persons), Georgia (one person), Maryland (two persons), Massachusetts (one person), Michigan (three persons), New Jersey (four persons), New York (twenty-two persons) and Texas (one person).

9.            Defendant Prudential is a publicly-traded corporation organized under the laws of Pennsylvania whose principal place of business is located in Philadelphia, Pennsylvania. Prudential is the sole owner of Prudential Savings Bank (the “Bank”), a Pennsylvania-chartered savings bank.

10.          Defendant MHC is a Pennsylvania corporation whose principal place of business is located in Philadelphia, Pennsylvania. MHC is a Pennsylvania-chartered, mutual holding company and has no authorized capital stock and no shareholders. Exclusive control of MHC is vested in its board of directors, who are able to elect themselves to its board and make all decisions concerning MHC. According to the prospectus for Prudential’s initial public offering, the owners of MHC are the depositors of the Bank – they have no voting or other rights in MHC except an inchoate liquidation interest. MHC has been, and as a matter of law must be, the majority shareholder of Prudential and currently owns approximately 55% of Prudential’s outstanding common stock. As the majority owner, MHC, through its Board of Directors, controls Prudential and has exercised that control by, among other things, electing its directors to the Prudential Board of Directors. On information and belief, the

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four persons who comprise MHC’s Board of Directors all currently serve as directors of Prudential and constitute a majority of Prudential’s six member Board of Directors.

11.          Defendant Thomas A. Vento is, upon information and belief, a citizen of the United States of America who is domiciled in the Commonwealth of Pennsylvania. Vento serves as President and Chief Executive Officer of Prudential. Vento is a director of both MHC and Prudential and has held those positions since each company’s formation.

12.          Defendant Jerome R. Balka is, upon information and belief, a citizen of the United States of America who is domiciled in the Commonwealth of Pennsylvania. Balka is a director of both MHC and Prudential and has held those positions since each company’s formation.

13.          Defendant John P. Judge is, upon information and belief, a citizen of the United States of America who is domiciled in the Commonwealth of Pennsylvania. Judge is a director of both MHC and Prudential and has held those positions since each company’s formation.

14.          Defendant Joseph W. Packer is, upon information and belief, a citizen of the United States of America who is domiciled in the Commonwealth of Pennsylvania. Packer is a director of both MHC and Prudential and has held those positions since each company’s formation.

15.          Defendant A. J. Fanelli is, upon information and belief, a citizen of the United States of America who is domiciled in the Commonwealth of Pennsylvania. Fanelli is a director of Prudential and has served in that capacity since he was appointed to the board on September 21, 2005.

CUSIP No. 744319104	SCHEDULE 13D	Page 25 of 48

16.          Defendant Francis V. Mulcahy is, upon information and belief, a citizen of the United States of America who is domiciled in the Commonwealth of Pennsylvania. Mulcahy is a director of Prudential and has served in that capacity since he was appointed to the board on September 21, 2005.

17.          Defendants Vento, Balka, Judge and Packer are hereafter collectively referred to as the “Controlling Directors,” and with defendants Fanelli and Mulcahy, collectively referred to as the “Director Defendants.”

JURISDICTION AND VENUE

18.          Subject matter jurisdiction exists under 28 U.S.C. §1332 because there is complete diversity between the parties and the amount in controversy exceeds $75,000 exclusive of interest and costs.

19.          Venue is proper in this district under 28 U.S.C. §1391 because (a) defendants Prudential and MHC reside in this district and, on information and belief, all of the other defendants reside in Pennsylvania, and (b) a substantial part of the events giving rise to the claims asserted herein occurred in this district.

SUBSTANTIVE ALLEGATIONS

A.	The Reorganization And Initial Public Offering

20.          In June 2004, the Bank’s Board of Directors – a majority of whom consisted of the Controlling Directors – adopted a “plan of reorganization” and related “plan of stock issuance” to convert the Bank from a mutual savings bank structure to a mutual holding company structure. As a mutual savings bank, the Bank was controlled by the Controlling Directors: the Bank’s depositors – its members – only had an inchoate liquidation interest in the Bank; the Bank had no capital stock and thus no shareholders. In reorganizing the Bank into a mutual holding company structure, the Controlling

CUSIP No. 744319104	SCHEDULE 13D	Page 26 of 48

Directors adopted a structure which enabled them to (a) retain control over the Bank, (b) raise capital by having Prudential issue common stock to the public, and (c) adopt stock benefit plans to award themselves lucrative financial benefits, but as alleged further, subject to minority shareholder approval.

21.          Specifically, the Controlling Directors’ reorganization plan envisioned that the Bank would become a wholly-owned subsidiary of Prudential, both of which would be organized as stock companies. Prudential, in turn, would always, as a matter of law, be majority owned by MHC. MHC would be organized as a mutual holding company and would not have any shareholders, but would be controlled by its Board of Directors (i.e., the Controlling Directors) who would be able to elect themselves to the MHC board without input from the Bank’s depositors and have sole authority respecting all of MHC’s operating and strategic decisions.

22.          Thereafter, 45% of Prudential’s shares would be sold to the public and the Controlling Directors would be appointed (and remain) as directors of Prudential. The Controlling Directors, through MHC’s majority stock ownership of Prudential, would continue to dictate the membership of the Prudential Board as well as control all of Prudential’s operating and strategic decisions.

23.          Consistent with the reorganization plan, on September 20, 2004, Prudential filed with the Securities and Exchange Commission (the “SEC”) a Form S-1 registration statement (with a prospectus incorporated therein) for the offering of 45% of its outstanding shares. Prudential subsequently filed several amendments to that registration statement, with a final amended registration statement being filed with the SEC on January 24, 2005. All of the Controlling Directors signed the initial registration

CUSIP No. 744319104	SCHEDULE 13D	Page 27 of 48

statement and each amendment, thereby representing that they approved and authorized each of the statements contained in the registration statement and the incorporated prospectus. On February 4, 2005, Prudential filed with the SEC a final prospectus dated January 27, 2005 (the “Prospectus”) that it used to sell stock to the public.

B.	The Prospectus Promised That Only Public Shareholders And Not MHC Would Vote On The Director Defendants’ Stock Plans

24.          The Prospectus disclosed, among other things, the reorganization plan as alleged above.

25.          The Prospectus also disclosed that one of the principal reasons for undertaking the reorganization was to enable Prudential to provide “stock-based incentives” to Prudential’s directors (i.e., the Controlling Directors), officers and employees. Specifically, the Prospectus extensively described a proposed “stock option plan” and an associated “stock recognition and retention plan” (collectively, the “Stock Plans”). According to the Prospectus, the Stock Plans would be established for the benefit of Prudential’s directors, officers and employees. Moreover, a committee of Prudential’s Board would determine the amount of the awards under the Stock Plans.

26.          The “stock option plan” envisioned that options totaling 10% of the shares offered to the public (i.e., excluding the shares held by MHC) could be offered under the plan. The “stock recognition and retention plan” anticipated the direct award of Prudential common stock, with the aggregate amount of stock to be awarded under the plan totaling 4% of the shares offered to the public. Both Stock Plans could use Prudential’s authorized but unissued common stock to satisfy their stock funding obligations. The Prospectus stated that if unissued stock were used to fund the Stock

CUSIP No. 744319104	SCHEDULE 13D	Page 28 of 48

Plans’ obligations, the voting and economic interests of Prudential’s public shareholders – i.e., the shareholders apart from MHC – would be diluted by approximately 5.93%.

27.          The Stock Plans have the potential to enrich greatly the Controlling Directors (and now all of the Director Defendants). Under the Stock Plans, an executive officer (such as defendant Vento) may receive up to 25% of the options and stock available. Moreover, non-employee directors (such as the remaining Director Defendants) may each receive up to 5% of the options and stock available under the respective plans. In short, the Stock Plans would permit the Director Defendants to award themselves 50% of the stock and options available under the plans (a total of 395,758 shares and options).

28.          The Prospectus made clear, however, that Prudential’s directors were not assured that the substantial benefits under the proposed Stock Plans would ever be available to them. To the contrary, the Prospectus repeatedly explained that, while Prudential intended to adopt the Stock Plans (which it has recently done), in order to be implemented, the Stock Plans would need to be submitted to shareholders for their approval by a majority vote and that such vote would not occur until at least six months following the Bank reorganization (but possibly within one year following the reorganization).

29.          The Prospectus promised, however, that this vote on the Stock Plans would be submitted only to Prudential’s minority (public) shareholders and not to MHC, which is controlled by the Controlling Directors. Thus, in describing the submission of the Stock Plans to shareholders for their approval, the Prospectus warned that it could not make any predictions as to the likely outcome of that shareholder vote.

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The Prospectus’s disclaimers in this regard stand in marked contrast to the representations in the Prospectus that MHC, by virtue of its majority ownership of Prudential, would be able to “control” the results of “most matters put to a vote of” Prudential’s shareholders, such as revising Prudential’s dividend policy and electing its directors.

30.          The Prospectus contained the following statements which illustrated the unpredictability of the shareholder vote on the Stock Plans and thus conveyed the promise that the controlling-shareholder MHC would not participate in the voting (emphasis supplied):

-	“The stock recognition and retention plan and stock option plan will be implemented if we receive shareholder approval of the plans.”
-	“If the stock recognition and retention and stock option plans are approved by our shareholders, we intend to grant stock awards and options to our employees and directors.”
-

“In addition, assuming shareholder approval of our proposed stock recognition and retention plan in the year after the reorganization is completed, we intend to contribute sufficient funds to the trust so that it can purchase a number of shares equal to an aggregate of 4.00% of the common stock sold in the offering.”

-

“If the reorganization is completed and shareholders subsequently approve a stock recognition and retention plan and a stock option plan, we will allocate stock to our officers, employees and directors through these plans.”

31.          Indeed, the Prospectus repeatedly represented that the outcome of the expected shareholder vote was entirely unpredictable and that the proposed Stock Plans could be defeated, which would have been a false representation if MHC were allowed to vote. For example, the Prospectus stated that (emphasis supplied):

-	“There can be no assurance that shareholder approval of the stock option plan will be obtained.”

CUSIP No. 744319104	SCHEDULE 13D	Page 30 of 48

-	“There can be no assurance that shareholder approval of the stock recognition and retention plan will be obtained.”

32.          The Prospectus’s repeated representations as to the uncertainty of the shareholders’ vote conveyed a clear promise that MHC would not participate in the voting on the Stock Plans. That conclusion follows from the other disclosures in the Prospectus, including that (a) Prudential (and thus the Controlling Directors, who also controlled MHC) intended to adopt the Stock Plans and (b) in general, MHC, due to its majority ownership, had the power to control (and solely determine) matters put to a shareholder vote. Had it been intended that MHC would participate in the shareholder vote on the Stock Plans, then the simple majority required for the Stock Plans’ passage would have meant that approval of the Stock Plans was a preordained certainty – and the Prospectus’s statements and warnings to the contrary would have been false. The fact that the Prospectus repeatedly cautioned that the outcome of the vote was uncertain and that passage of the Stock Plans could not be “assured” could only be understood as a promise that MHC would not participate in the shareholder vote on the Stock Plans.

33.          Furthermore, the Prospectus’s promise that MHC would be excluded from the vote on the Stock Plans was consistent with federal banking regulations in effect at the time of the initial public offering. Specifically, rules issued by the Office of Thrift Supervision (“OTS”) governing the reorganization of a mutual savings bank into a stock company, as interpreted by the OTS’s General Counsel, prohibited a publicly-held thrift (or thrift holding company) from voting on a stock benefit plan, regardless of when the vote took place, unless the plan was approved by a “majority of the minority” shares held by the public and excluded the votes of the majority shareholder, i.e., the parent mutual holding company. The regulations issued by

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the Federal Deposit Insurance Corporation (“FDIC”) – Prudential’s primary regulator at the time of the initial public offering – mirrored the OTS’s rules.

34.          The fact that the regulatory structure alleged above was consistent with the Prospectus’s promise to exclude MHC from the vote to approve the Stock Plans served to buttress Prudential’s commitment to its minority shareholders. Nevertheless, the promises made in the Prospectus stood apart from that regulatory structure. Thus, while the Prospectus disclosed that the Bank and Prudential were subject to federal regulatory oversight by the FDIC, it contained no reference to the OTS and/or FDIC regulations described above nor did it suggest that the limitations on MHC’s voting were tied to (or a product of) the existing regulatory structure.

35.          Moreover, the Prospectus contained no warning that the exclusion of MHC from the vote on the Stock Plans could be modified by regulatory action. For example, the Prospectus did not suggest that the FDIC’s regulations might permit (or that Prudential would thereby allow) MHC to participate in a vote on the Stock Plans if they were submitted for shareholder approval more than one year after the Bank reorganization was completed – or that Prudential might petition the FDIC to interpret its regulations in such a fashion. In short, the Prospectus’s promises to exclude MHC from voting on the Stock Plans – whenever such a vote might be called – were independent of the regulatory structure alleged above.

C.	Defendants’ Scheme To Attempt To Renege On The Prospectus’s Promises

36.          On March 29, 2005, the reorganization of the Bank into a mutual holding company structure was completed, as was Prudential’s initial public offering. Consistent with the offering’s distribution terms, Prudential’s stock was first offered to

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eligible depositors of the Bank for $10.00 per share. Those depositors subscribed to the entire offering, resulting in Prudential selling 5,653,688 common shares to the public and receiving aggregate gross proceeds of $56,536,880. On March 30, 2005, trading of Prudential’s shares began on the NASDAQ National Market under the symbol “PBIP.”

37.          On May 9, 2005, SVP made its first purchase of Prudential stock in the open market and, through June 2005, continued to purchase over one million shares of Prudential stock. Prior to making its initial stock purchase, SVP, through its general partner, received and reviewed a copy of the Prospectus. SVP relied upon the representations contained in the Prospectus in deciding to make its initial purchase of Prudential stock and in making all of its subsequent purchases through June 2005.

38.          SVP understood the Prospectus to represent that MHC would be excluded from any shareholder vote to approve the Stock Plans. SVP believed that making the Stock Plans subject to the vote of the minority public shareholders was an important safeguard to protect against self-dealing by the MHC/Prudential directors. Moreover, SVP reasonably believed that the voting limit ensured that the minority investors (such as SVP) would be able to judge for themselves whether Prudential’s directors were pursuing a course consistent with the minority shareholders’ interests. SVP would not have purchased its Prudential shares had it known that MHC would vote on the approval of the Stock Plans and thus that the outcome of the vote would be controlled by the very directors who stood to benefit from the Stock Plans.

39.          On or about June 16, 2005, Prudential and defendant Vento were informed that SVP and other related investors who collectively held the largest minority stake in Prudential (the “Stilwell Group”) owned in excess of five percent of Prudential’s

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shares and would shortly file a Schedule 13D with the SEC disclosing the Stilwell Group’s stock purchases and investment intentions. Prudential and Vento also learned that Joseph Stilwell (or another representative of the Stilwell Group), in view of the Stilwell Group’s equity stake and Mr. Stilwell’s financial experience, wished to be named a Prudential director. Prudential and Vento were informed that if Stilwell’s request were not accepted, SVP might oppose the Stock Plans and solicit proxies from the other minority shareholders, whose votes would be determinative, to oppose the Stock Plans.

40.          The Controlling Directors, however, had no intention of appointing Mr. Stilwell a director nor were they willing to risk the defeat of the Stock Plans offering them substantial financial benefits. Despite the repeated representations in the Prospectus to SVP and all other investors that MHC would not vote on the Stock Plans, the Controlling Directors undertook steps that they believed would enable MHC to participate in the voting, thereby nullifying the voting power of the public, minority shareholders and disenfranchising SVP.

41.          At the direction of the Controlling Directors, Prudential’s counsel, on June 21, 2005 – the day after the Stilwell Group filed its Schedule 13D disclosing its Prudential stock ownership and its intention to possibly challenge the Stock Plans – wrote to the FDIC asking it to interpret its regulations so as to permit MHC to vote on the approval of the Stock Plans if the shareholder vote were held more than one year after the Bank reorganization. As alleged above, the Prospectus’s promises were independent of the existing FDIC regulations. Nevertheless, defendants apparently believed that, under the guise of FDIC approval, they could allow MHC to participate in a vote on the Stock Plans and thereby overcome any minority shareholder opposition.

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42.          On July 6, 2005, the FDIC informed Prudential’s counsel by letter that its regulations would not bar MHC from voting on the Stock Plans if the vote were held after the first anniversary of the Bank reorganization. Defendants concealed the existence of this letter for nine months, first revealing it on April 6, 2006 in connection with the announcement of a special shareholders meeting to vote on the Stock Plans.

43.          On or about July 27, 2005, defendant Vento informed Stilwell that the Controlling Directors had decided not to invite a Stilwell Group representative to join the Prudential Board. Thereafter, on August 5, 2005, the Stilwell Group filed a Schedule 13D disclosing its intention to solicit proxies opposing approval of the Stock Plans. The Schedule 13D explained that Prudential would likely be seeking approval of the Stock Plans in the coming weeks and that, unlike virtually all other shareholder votes which would be controlled by MHC, adoption of the Stock Plans would be determined by the minority shareholders because MHC could not vote. The Schedule 13D urged minority shareholders to vote against the Stock Plans because:

“now is the best time, and possibly the only time, that the public shareholders can meaningfully exercise their shareholder rights and send a message to [Prudential] that a public shareholder be placed on the Board.”

44.          The Controlling Directors, however, were unwilling to submit their stewardship to the test of corporate democracy. Armed with the FDIC’s letter and threatened with the prospect of losing lucrative awards of stock and stock options, the Controlling Directors – despite the Prospectus’s promise to exclude MHC from voting on the Stock Plans – contrived to delay submitting the Stock Plans to Prudential’s shareholders until after the first anniversary of the reorganization had passed. The Controlling Directors thereby hoped, under cover of the FDIC’s interpretation of its

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regulations (but contrary to the independent representations made in the Prospectus), to have MHC participate in the vote on the Stock Plans and thereby assure their approval.

45.          For example, on October 20, 2005, Prudential announced the scheduling on February 3, 2006 of its 2006 annual shareholders meeting – less than one year after the Bank reorganization. The proxy statement reported that the purpose of the meeting was to re-elect the Director Defendants and approve the appointment of Prudential’s auditor. No mention, however, was made of the Stock Plans or that a vote seeking their approval was contemplated either at the meeting or after the first anniversary of the Bank reorganization. For example, a report by the Compensation Committee reviewing the compensation plans that might be offered to Prudential’s executives (such as defendant Vento) omitted any discussion of the Stock Plans or the substantial benefits they offered. Indeed, the proxy statement represented that management was “not aware” of any other business – such as the approval of the Stock Plans – to put before the shareholders at the meeting.

46.          The Stilwell Group solicited proxies from the minority shareholders to withhold their votes on the election of the Director Defendants as a referendum that the Stock Plans should not be implemented unless a representative of the Stilwell Group was invited to join the Prudential Board. At the February 3, 2006 annual meeting, 71% of Prudential’s voting public shares were withheld from voting on the election of the Director Defendants. Nevertheless, due to MHC’s majority vote, all of the Director Defendants were elected.

47.          On April 6, 2006 – just two months after the annual meeting and a week after the first anniversary of the Bank reorganization – Prudential issued a press

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release announcing that it was planning to call a special shareholders meeting to vote on the approval of the Stock Plans. Additionally, Prudential disclosed, for the first time, that it had received an opinion letter from the FDIC that its regulations would not prohibit MHC from voting on the Stock Plans one year after the reorganization. Further, despite its independent promises to the contrary in the Prospectus, Prudential announced that MHC intended to vote on the Stock Plans, thereby assuring their approval – despite the overwhelming minority shareholder referendum against them at the annual meeting.

48.          On April 13, 2006, the Stilwell Group filed a Form 14A with the SEC indicating its intention to solicit proxies from other shareholders to oppose the Stock Plans at the special meeting. The Stilwell Group further advised that it would challenge the FDIC’s advice, as described in the Prudential press release, that MHC could participate in the vote on the Stock Plans.

49.          Thereafter, on April 19, 2006, Prudential issued a press release announcing that the Director Defendants had “determined to postpone” the previously announced special shareholders meeting “to ensure that no uncertainty exists with respect to the vote standard applicable to approval of the [Stock] Plans.”

50.          In the subsequent months, the FDIC has not altered the advice it provided on July 6, 2005 that MHC may participate in a vote on the Stock Plans held one year after the Bank reorganization. Apart from the FDIC, the only federal banking regulator who could preclude Prudential from proceeding with a vote on the Stock Plans is the Federal Reserve Board. On September 22, 2006, however, the Deputy Secretary of the Board informed Prudential’s counsel that the Board would not oppose MHC’s participation in a vote on the Stock Plans. In a September 27, 2006 press release

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announcing the Federal Reserve’s advice, Prudential reported – in language distinctly different from that used in the Prospectus – that passage of the Stock Plans was now assured because MHC would participate in the voting:

“The shares of Company common stock held by Prudential Mutual Holding Company, which holds a majority of the issued and outstanding shares of common stock, will be fully entitled to vote in any meeting called to consider approval of the Plans and are sufficient to determine the outcome of any such vote.”

51.          Because all regulatory “uncertainty” concerning MHC’s ability to vote on the Stock Plans has now been resolved, it is expected that Prudential will proceed, consistent with the representations in its prior April 19, 2006 press release, to schedule a vote on the Stock Plans in which MHC will be allowed to participate. The Director Defendants have adopted the Stock Plans, and on information and belief, the announcement of a special meeting to conduct a vote to approve the Stock Plans is imminent. Accordingly, a case of actual controversy exists within the meaning of 28 U.S.C. §2201.

FIRST CAUSE OF ACTION

(Promissory Estoppel against Prudential and MHC)

52.          The allegations in paragraphs 1 through 51 above are incorporated herein as if set forth in full.

53.          Prudential repeatedly promised SVP in the Prospectus that MHC would be excluded from any shareholder vote to approve the Stock Plans.

54.          MHC, at the time that Prudential issued the Prospectus, had the power to control, and did control, Prudential. MHC controlled the contents of the Prospectus and knew of the promises contained therein, including the promise that MHC

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would not participate in any shareholder vote to approve the Stock Plans. MHC is bound by the promises contained in the Prospectus.

55.          Prudential and MHC expected, or should reasonably have expected, that their promises in the Prospectus would induce investors, such as SVP, to purchase Prudential shares.

56.          SVP, having read and reasonably relied upon the promise made by Prudential and MHC in the Prospectus that MHC would not vote on the Stock Plans, purchased Prudential shares in the open market.

57.          SVP relied on Prudential’s and MHC’s promise, in part, because SVP believed that the exclusion of MHC from voting on the approval of the Stock Plans reduced the risk of insider self-dealing by the MHC/Prudential directors. SVP further believed that the limitations on MHC’s voting rights conferred on the minority shareholders, including SVP, the valuable right to evaluate the performance of the Director Defendants and determine whether they are furthering the minority shareholders’ interests – rather than simply the interests of MHC – before awarding them highly valuable stock options and stock. SVP believed that the voting right conferred on the minority shareholders provided additional value to its shares and would contribute to the efficient management of Prudential and the maximization of the value of Prudential as a whole.

58.          If Prudential and MHC are permitted to renege on their promises and MHC is permitted to vote its majority stock interest, the ability of the minority shareholders, including SVP, to influence the result of the vote on the Stock Plans will be eliminated, and SVP will effectively be disenfranchised. Moreover, if the Stock Plan is

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adopted (which is assured if MHC is permitted to vote) and the Director Defendants receive awards under the plan (which is also assured as the Director Defendants will control the awards), SVP will suffer the dilution of its economic and voting rights associated with its stock ownership.

59.          The foregoing injustice can only be prevented by enforcement of Prudential’s and MHC’s promises as set forth in the Prospectus. SVP’s voting rights and equity interest in Prudential are unique and the loss and/or injury of those rights and interests cannot be readily quantified and/or compensated by means of monetary damages.

60.          Based on the foregoing, SVP is entitled to a judgment (a) declaring that Prudential and MHC will be in breach of their binding promises to SVP if MHC is permitted to participate in a shareholder vote on the Stock Plans; (b) enjoining Prudential from allowing MHC to participate in any shareholder vote called to approve the Stock Plans; and (c) enjoining MHC from participating in any shareholder vote to approve the Stock Plans. In the alternative, if defendants are not enjoined and MHC is permitted to vote on the approval of the Stock Plans, SVP is entitled to damages in an amount to be determined at trial.

SECOND CAUSE OF ACTION

(Breach of Fiduciary Duty Against the Director Defendants and MHC)

61.          The allegations in paragraphs 1 through 60 above are incorporated herein as if set forth in full.

62.          The Director Defendants stand in a fiduciary relationship to Prudential’s shareholders, including SVP, and owe SVP a duty of loyalty and good faith conduct. Those duties require of the Director Defendants an undivided and unselfish

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loyalty to the interests of the shareholders, not only affirmatively to protect their interests but also to refrain from doing anything that would work injury to their interests. Moreover, those duties require that the Director Defendants place the interests of the shareholders above their own interests.

63.          MHC, as the majority and controlling shareholder of Prudential, owes similar fiduciary duties of loyalty and good faith to Prudential’s minority shareholders, including SVP.

64.          The Director Defendants have a personal interest in the implementation of the Stock Plans because they stand to receive, through awards that they will control, significant financial benefits in the form of valuable stock options and outright grants of Prudential stock. Those significant financial benefits will not be equally available to all of Prudential’s shareholders.

65.          The Director Defendants will breach their fiduciary duties to SVP by calling a shareholder meeting at which they will permit MHC to vote to approve the Stock Plans. Permitting such a meeting will violate the promises Prudential made to SVP (and all other shareholders) in the Prospectus – which SVP relied upon in purchasing its Prudential stock – that MHC would be excluded from voting on the Stock Plans. By directing Prudential to willfully violate its binding promises to SVP in order to secure passage of the Stock Plans – thus advancing their own interests at the expense of the minority shareholders’ voting rights – the Director Defendants will violate their fiduciary duties to SVP.

66.          Alternatively, even if Prudential is not obligated by its promises permanently to exclude MHC from voting on the Stock Plans, the Director Defendants

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have violated their fiduciary duties to SVP by intentionally delaying a shareholder vote on the Stock Plans so as to try to permit MHC to participate in such a vote. The Director Defendants knew that the FDIC’s regulations precluded MHC from voting on the Stock Plans for at least one year after the Bank reorganization. They further knew that SVP (and possibly other minority investors) (a) would oppose the Stock Plans if presented to a shareholder vote and (b) were relying on the minority’s voting control over the Stock Plans as a means to influence the Director Defendants’ management of Prudential’s operations.

67.          Nevertheless, the Director Defendants chose to advance their own interests at the expense of the minority shareholders’ voting rights by (a) delaying a shareholder vote on the Stock Plans until one year after the Bank reorganization with the intent of allowing MHC to participate in the vote (thus trying to assure the Stock Plans’ approval despite any opposition by minority shareholders) and (b) concealing their strategy to subvert the minority shareholders’ voting rights. The Director Defendants’ manipulation of the timing of the shareholder vote on the Stock Plans to advance their own interests at the expense of the minority shareholders’ voting rights violates their fiduciary duties to SVP.

68.          MHC’s participation in a shareholder vote on the Stock Plans will violate its fiduciary duty to SVP. Because MHC is controlled by the Controlling Directors, MHC labors under – and its fiduciary obligations are compromised by – the same self-interest which tars those Directors’ conduct. Accordingly, MHC’s participation in a shareholder vote which, as alleged above, violates the Director Defendants’ fiduciary duties also violates MHC’s fiduciary duties to SVP.

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69.          Moreover, MHC, at the time of the initial public offering, had the ability to control, and did control, the contents of the Prospectus. Thus, its shareholder rights are limited by the terms of the Prospectus. Because Prudential is bound, by the Prospectus’s promises, to exclude MHC from any shareholder vote on the Stock Plans, MHC’s participation in such a vote would cause Prudential to breach its promises and effectively disenfranchise SVP (and all other minority shareholders). MHC’s knowing participation in conduct that will breach Prudential’s obligations to SVP and subvert SVP’s voting rights constitutes a breach of MHC’s fiduciary duties to SVP.

70.          Unless enjoined, the Director Defendants’ scheduling of a special shareholder meeting for the approval of the Stock Plans at which MHC is permitted to vote – and MHC’s vote at such a meeting – will cause SVP to suffer the loss of its invaluable voting power and the improper transfer of that power to MHC. Moreover, if the Stock Plan is adopted (which is assured if MHC is permitted to vote) and the Director Defendants receive awards under the plan (which is also assured as the Director Defendants will control the awards), SVP will suffer the dilution of its economic and voting rights associated with its stock ownership.

71.          SVP’s voting rights and equity interest in Prudential are unique and the loss and/or injury of those rights and interests cannot be readily quantified and/or compensated in monetary damages.

72.          Based on the foregoing, SVP is entitled to a judgment (a) declaring that the Director Defendants and MHC will be in breach of their fiduciary duties if MHC is permitted to participate in a shareholder vote on the Stock Plans; (b) enjoining the Director Defendants from allowing MHC to participate in any shareholder vote called to

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approve the Stock Plans; and (c) enjoining MHC from voting on the approval of the Stock Plans. In the alternative, if defendants are not enjoined and MHC is permitted to vote on the approval of the Stock Plans, SVP is entitled to damages in an amount to be determined at trial.

THIRD CAUSE OF ACTION

(Unjust Enrichment Against MHC and the Director Defendants)

73.          The allegations in paragraphs 1 through 72 above are incorporated herein as if set forth in full.

74.          The Prospectus made clear that only Prudential’s minority shareholders, such as SVP, would be permitted to vote on the Stock Plans.

75.          The exclusion of MHC from participating in the vote on the Stock Plans confers a valuable right on the minority shareholders, including SVP. If MHC, as majority shareholder, is allowed to participate in the vote, its vote will be determinative. The exclusion of MHC from the voting process serves to shift control over the adoption of the Stock Plans to the minority shareholders. SVP relied upon the promises contained in the Prospectus in purchasing all of its Prudential shares, including the Prospectus’s promise that MHC would be excluded from any vote on the Stock Plans.

76.          MHC will be unjustly enriched if it is allowed to vote on the approval of the Stock Plans because it will usurp the valuable right to control the outcome of that vote. Conversely, the minority shareholders, including SVP, will be disenfranchised.

77.          The Director Defendants will also be unjustly enriched if MHC is allowed to vote on the Stock Plans because the Stock Plans offer the Director Defendants substantial financial benefits. This enrichment will be unfairly gained because it is a

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product of MHC’s improper participation in the shareholder vote which the Director Defendants have orchestrated. In addition, because MHC’s vote is directed by the Controlling Defendants, it would be unfair to permit them (and the other Director Defendants) to reap the benefits of MHC’s improper conduct. The Director Defendants’ enrichment will disadvantage SVP by diluting the equity and voting rights associated with SVP’s stock ownership.

78.          SVP’s voting rights and equity interest in Prudential are unique and the loss and/or injury of those rights and interests cannot be readily quantified and/or compensated in monetary damages.

79.          Based on the foregoing, SVP is entitled to a judgment (a) declaring that MHC and the Director Defendants will be unjustly enriched if MHC is permitted to participate in a shareholder vote on the Stock Plans; (b) enjoining the Director Defendants from allowing MHC to participate in any shareholder vote called to approve the Stock Plans; and (c) enjoining MHC from participating in any shareholder vote called to approve the Stock Plans. In the alternative, if defendants are not enjoined and MHC is permitted to vote on the approval of the Stock Plans, SVP is entitled to damages and/or restitution in an amount to be determined at trial.

FOURTH CAUSE OF ACTION

(Request to Enjoin Unfair Dilution and Disenfranchisement Against All Defendants)

80.          The allegations in paragraphs 1 through 79 above are incorporated herein as if set forth in full.

81.          Pursuant to 15 Pa.C.S. § 1709(c) and common law, the presiding officer at a shareholder meeting is required to adopt rules that are fair to the shareholders and to conduct the meeting in a manner that is fair to the shareholders.

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82.          Pursuant to 15 Pa.C.S. § 1765(a)(3), the judge or judges of election at a shareholder meeting are required to act in such a manner as to ensure that a vote is conducted with fairness to all shareholders.

83.          Similarly, pursuant to 15 Pa.C.S. § 1105, and common law, shareholders in a Pennsylvania corporation are entitled to an injunction against a shareholder vote if fraud or fundamental unfairness are present.

84.          Pursuant to 15 Pa.C.S. § 1757, “whenever a corporate action is to be taken by vote of the shareholders, it should be authorized upon receiving the affirmative vote of a majority of votes cast by all shareholders entitled to vote thereon . . . .” (emphasis added).

85.          Due to the promises made in the Prospectus, as alleged above, MHC is not “entitled to vote” on the Stock Plans.

86.          Absent a court order enjoining the Director Defendants and Prudential from permitting MHC to vote on the Stock Plans, MHC will vote on such Plans, and such vote will make the approval of the Stock Plans a foregone conclusion and render meaningless the votes of SVP and the other public shareholders of Prudential.

87.          Such conduct dilutes the voting power and ultimately disenfranchises the public shareholders of Prudential in connection with the vote on the Stock Plans.

88.          Based on the foregoing, SVP is entitled to a judgment (a) declaring that allowing MHC to participate in a shareholder vote on the approval of the Stock Plans will violate SVP’s right to a fair shareholder vote under Pennsylvania law; (b) enjoining Prudential and the Director Defendants from allowing MHC to participate in any

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shareholder vote called to approve the Stock Plans; and (c) enjoining MHC from participating in any shareholder vote called to approve the Stock Plans. In the alternative, if defendants are not enjoined and MHC is permitted to vote on the approval of the Stock Plans, SVP is entitled to damages in an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, SVP demands judgment as follows:

A.           Declaring that allowing MHC to participate in a shareholder vote to approve the Stock Plans will:

(a) be a breach of Prudential’s and MHC’s promises to SVP;

(b) be a breach of the Director Defendants’ and MHC’s fiduciary duties to SVP;

(c) unjustly enrich MHC and the Director Defendants; and

(d) violate SVP’s statutory right to a fair vote in which only shareholders entitled to vote are allowed to participate.

B            Enjoining Prudential and the Director Defendants from allowing MHC to participate in any shareholder vote to approve the Stock Plans.

C.           Enjoining MHC from participating in any shareholder vote to approve the Stock Plans.

D.           In the alternative, if no injunction is issued and MHC is allowed to participate in a vote on the approval of the Stock Plans, awarding damages and/or restitution in an amount to be determined at trial.

E.           Awarding costs and disbursements of this action, including reasonable attorneys’ fees.

F.            Granting such other and further relief as this Court may deem just and proper.

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JURY DEMAND

SVP demands a trial by jury on all claims which can be so tried.

Dated: October 4, 2006

Of Counsel:

Steven M. Edwards (pro hac vice to be filed)

David Wertheimer (pro hac vice to be filed)

Eric J. Stock (pro hac vice to be filed)

HOGAN & HARTSON L.L.P.

875 Third Avenue

New York, N.Y. 10022

Tel: (212) 918-3000

Fax: (212) 918-3100

Spencer L. Schneider (pro hac vice to be filed)

70 Lafayette Street

New York, N.Y. 10013

Tel: (212) 233-7400

Fax: (212) 233-9713

HARKINS CUNNINGHAM LLP

By:_________________________

John G. Harkins, Jr. (04441)

Steven A. Reed (60145)

2800 One Commerce Square

2005 Market Street

Philadelphia, Pa 19103

Tel: (215) 851-6700

Fax: (215) 851-6710

Counsel for Plaintiff

Stilwell Value Partners I, L.P.